UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 14D-9/A

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)


                            FRANKLIN UNIVERSAL TRUST
                            (Name of Subject Company)

                            FRANKLIN UNIVERSAL TRUST
                      (Name of Person(s) Filing Statement)

            Shares of beneficial interest, par value $0.01 per share
                         (Title of Class of Securities)

                                    355145103
                      (CUSIP Number of Class of Securities)

                              ONE FRANKLIN PARKWAY
                             SAN MATEO CA 94403-1906
                                 (650) 312-2000
  (Address, including Zip Code, and Telephone Number, including Area Code, of
                   Registrant's Principal Executive Offices)



                                  Craig S. Tyle
                              One Franklin Parkway
                        San Mateo, California 94403-1906
                                 (650) 312-2000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                       and
          Communications on Behalf of the Person(s) Filing Statement)



                                    COPY TO:
                                  Bruce G. Leto
                            2600 One Commerce Square
                        Philadelphia, Pennsylvania 19103

      Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

===============================================================================

ITEM 2.      IDENTITY AND BACKGROUND OF FILING PERSON.

      Item 2 is hereby amended to reflect the new terms of the Bulldog Offer to Purchase as defined in the amendment to Bulldog Schedule TO dated March 6, 2008, whereby Bulldog has offered to purchase outstanding shares at a price per share equal to 100% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the Expiration Date, which has been extended to March 28, 2008 (the "Amended Bulldog Offer to Purchase").

ITEM 4.      THE SOLICITATION OR RECOMMENDATION.

      a. Solicitation or recommendation. Item 4a is hereby amended as follows:
The Board held a telephonic meeting on March 13, 2008 to consider the Amended Bulldog Offer to Purchase. After careful consideration of the Fund's potential responses, the Board determined that the Amended Bulldog Offer to Purchase was not in the best interests of shareholders and, by unanimous vote, determined to continue to recommend that the Fund's shareholders reject the Bulldog Offer and not tender their shares to Bulldog.

      b. Reasons. Item 4b is hereby amended to reflect the Board's careful consideration of the Amended Bulldog Offer to Purchase and its conclusion that the Bulldog Offer, as amended, continues to not be in the best interests of shareholders. The Board's reasons for its conclusion and recommendation described above included the following:

      The Fund provides real benefits as a closed-end fund. Bulldog has announced that it is making its tender offer to help elect its slate of trustees, who support measures that include converting the Fund to an open-end fund. For the reasons stated in the Fund's proxy statement, including the Opposition Statement, a conversion to an open-end fund is not in the best interests of the Fund's long-term shareholders. For these same reasons, the Bulldog tender offer should be rejected.

      Bulldog's tender offer is excessively conditional. Bulldog is not required to consummate its tender offer if shareholders do not elect its slate of trustee candidates. However, even if Bulldog's candidates are elected, the other conditions of the Bulldog tender offer are worded so broadly as to make it uncertain whether the offer will actually be consummated. For example, if Bulldog determines that there have been certain changes in the financial markets or any material change with respect to the financial condition of the Fund, Bulldog could elect not to consummate the offer. By tying completion of its tender offer to the election of its trustee candidates - and thus closing the tender offer after the 2008 Annual Meeting - Bulldog could induce shareholders to elect its slate of trustees, but rely on a loophole condition to avoid consummating its tender offer.

      The terms of Bulldog's tender offer are unfair to shareholders. Bulldog will assess a $50 processing fee to each shareholder who tenders. This amount is as much as five times higher than the amount that the depositary charges to actually process the tender offer acceptances submitted by shareholders. For shareholders who hold shares in multiple names, a separate tender will be required for each account and the $50 fee will be charged each time. The $50 processing fee could significantly reduce the return realized by certain small shareholders.

      Bulldog refuses to disclose its financial resources. While Bulldog states that its tender offer is not subject to a financing condition, Bulldog has still not provided any information about its ability to complete the tender offer, other than to state that it will pay the aggregate costs of its tender offer using its investment capital. No Bulldog financial statements are included as part of its Schedule TO or in its amended filings.

      In light of the factors described above, the Board has determined that the amended terms of the Bulldog tender offer are not in the best interests of the Fund's shareholders. Therefore, the Board continues to recommend that shareholders of the Fund reject the tender offer and not tender their shares to Bulldog.

ITEM 8.  ADDITIONAL INFORMATION

      Item 8 is hereby amended to state that on March 13, 2008, the Fund issued a press release containing the statement relating to the proposed amended terms of the Bulldog Offer, which is attached as Exhibit (a)(2). The materials have also been filed with the SEC and can be found on the SEC's website (http://www.sec.gov).

ITEM 9.  EXHIBITS

      Item 9 is hereby amended to include the following exhibits:

----------------------------------------------------------------------

EXHIBIT NO. DESCRIPTION
----------------------------------------------------------------------
(a)(2)      Press Release issued by the Fund on March 13, 2008. Filed herewith.
----------------------------------------------------------------------
(g)(2) Definitive additional proxy materials of the Fund, filed with the Securities and Exchange Commission on Schedule 14A on February 28, 2008. Incorporated by reference.
----------------------------------------------------------------------
(g)(3) Definitive additional proxy materials of the Fund, filed with the Securities and Exchange Commission on Schedule 14A on March 5, 2008. Incorporated by reference.
----------------------------------------------------------------------
(g)(4) Definitive additional proxy materials of the Fund, filed with the Securities and Exchange Commission on Schedule 14A on March 7, 2008. Incorporated by reference.
----------------------------------------------------------------------

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               FRANKLIN UNIVERSAL TRUST


                                               By:/s/ KAREN L. SKIDMORE
                                               Name:  Karen L. Skidmore
                                               Title:  Secretary
Dated:  March 13, 2008


                                                                  Exhibit (a)(2)

[Franklin Templeton Investments Letterhead]


FROM:      Franklin Templeton Investments
           Media: (650) 525-7458
           Shareholders/Financial Advisors: (800) 336-5159
-------------------------------------------------------------------------------
                                                          FOR IMMEDIATE RELEASE

     BOARD OF TRUSTEES OF FRANKLIN UNIVERSAL TRUST CONTINUES TO RECOMMEND THAT SHAREHOLDERS REJECT BULLDOG'S AMENDED CONDITIONAL TENDER OFFER

San Mateo, CA, March 13, 2008 - The Board of Trustees of Franklin Universal Trust (the "Fund") [NYSE:FT] continues to unanimously recommend that the Fund's shareholders reject the limited and conditional tender offer by Bulldog Investors General Partnership ("Bulldog"), notwithstanding Bulldog's amendment to the tender offer announced on March 6, 2008. The amendment to Bulldog's original tender offer extends the tender offer expiration date to March 28, 2008 and offers compensation of 100% of net asset value on such expiration date for properly tendered shares (subject to $50 processing fees, applicable withholding taxes and brokerage fees, and without interest). The original tender offer had an expiration date of March 21, 2008 and offered compensation at 95% of net asset value for properly tendered shares. The tender offer continues to be limited--to purchase up to 5,000,000 of the outstanding shares of the Fund (just under 20% as of January 14, 2008)--and subject to many conditions.

The Board has carefully considered Bulldog's amended tender offer and, notwithstanding the changes made to Bulldog's original tender offer, continues to believe that the amended Bulldog tender offer is not in the best interests of shareholders. Therefore, the Board continues to recommend that shareholders of the Fund reject the amended tender offer and not tender their shares to Bulldog. The Board's reasons for its conclusion included the following:

o THE FUND PROVIDES REAL BENEFITS TO SHAREHOLDERS AS A CLOSED-END FUND. Bulldog has announced that it is making its tender offer to help elect its slate of trustees, who support measures that include converting the Fund to an open-end fund. The Fund's Board strongly believes that open-ending is not in the best interests of the Fund's long-term shareholders. Conversion to an open-end fund would require the Fund to maintain cash balances to meet redemptions, thereby potentially reducing the Fund's yield and total return. In addition, as an open-end fund, the Fund would be unable to use leverage as it currently does, which could impair the Fund's ability to enhance investment return. The Board also believes that open-ending the Fund may result in increased expenses for Fund shareholders--experience has shown that hedge fund arbitrageurs like Bulldog redeem their shares immediately after a closed-end fund converts to an open-end fund, thereby reducing the fund assets and causing the fund's expense ratio to increase. The Board notes that Institutional Shareholder Services Inc. (ISS) and Glass Lewis and Company, two leading independent proxy advisory firms, have each recommended that the Fund's shareholders support the Fund's incumbent trustees and vote FOR the re-election of the Fund's current trustees, AGAINST the nominees of Bulldog, and AGAINST the shareholder proposal to merge the Fund into an open-end fund.

o BULLDOG'S TENDER OFFER IS EXCESSIVELY CONDITIONAL. Bulldog is not required to consummate its tender offer if shareholders do not elect its slate of trustee candidates. However, even if Bulldog's candidates are elected, the other conditions of the Bulldog tender offer are worded so broadly as to make it uncertain whether the offer would actually be consummated. For example, if Bulldog determines that there have been certain changes in the financial markets or any material change with respect to the financial condition of the Fund, Bulldog could elect not to consummate the offer. By tying completion of its tender offer to the election of its trustee candidates--and thus closing the tender offer after the 2008 Annual Meeting--Bulldog could induce shareholders to elect its slate of trustees, but rely on a loophole condition to avoid consummating its tender offer.

o THE TERMS OF BULLDOG'S TENDER OFFER ARE UNFAIR TO SHAREHOLDERS. Bulldog would assess a $50 processing fee for each Letter of Transmittal from each shareholder who tenders. This amount is substantially higher than most closed-end funds typically charge to tendering shareholders, and many closed-end fund tender offers charge no fees at all. For shareholders who hold shares in multiple names, a separate tender would be required for each account, and the $50 fee would be charged each time. The $50 processing fee could significantly reduce the return realized by certain small shareholders.

o BULLDOG REFUSES TO DISCLOSE ITS FINANCIAL RESOURCES. While Bulldog states that its tender offer is not subject to a financing condition, Bulldog has not provided any information about its ability to complete the tender offer, other than to state that it would pay the aggregate costs of its tender offer using its investment capital. No Bulldog financial statements are included as part of its Schedule TO.

In connection with the amended tender offer, the Fund has filed an amended Solicitation/ Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read the amended Solicitation/ Recommendation Statement because it contains important information about the Bulldog Offer. Free copies of the Solicitation/Recommendation Statement are available at www.franklintempleton.com and on the SEC's website at www.sec.gov.

Franklin Universal Trust is a closed-end investment company managed by Franklin Advisers, Inc. Franklin Advisers, Inc. is a wholly owned subsidiary of Franklin Resources, Inc. [NYSE:BEN], a global investment management organization operating as Franklin Templeton Investments.


                                   * * * * *

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund.

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